FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      For the month of November 2006 No. 5

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     On November 7, 2006, the Registrant announced its financial results for the three and nine month periods ended September 30, 2006. Attached hereto the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                TOWER SEMICONDUCTOR LTD.


Date: November 7, 2006                          By: /s/ Nati Somekh Gilboa
                                                --------------------------
                                                Nati Somekh Gilboa
                                                Corporate Secretary

                   TOWER SEMICONDUCTOR ANNOUNCES RECORD SALES
                        OF $51.5M FOR THIRD QUARTER 2006

       THIRD SEQUENTIAL QUARTER OF RECORD SALES, A 2.5 TIMES YEAR TO YEAR
          INCREASE Q3'06 VS Q3'05 WITH FURTHER GROWTH GUIDED FOR Q4'06

MIGDAL HAEMEK, Israel - November 7, 2006 - Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), a pure-play independent specialty foundry, today announced third quarter 2006 results.

HIGHLIGHTS:

     o Achieved record sales of $51.5 million, a 2.5X year to year increase, as compared with third quarter 2005

     o Achieved fourth consecutive quarter of positive EBITDA and EBITDA growth

     o Announced expansion of 0.13-micron manufacturing capacity with volume production purchase commitment by SanDisk Corporation

     o Signed long-term foundry agreement with International Rectifier for volume manufacturing

     o Selected by Atheros Communications to produce its latest RF on standard digital CMOS, wireless LAN 802.11g chip

     o Announced image sensor volume agreement with SuperPix, Tower's first volume agreement in China.

The Company reported total sales of $51.5 million, representing a 2.5 times increase as compared with the $20.6 million reported in the third quarter of 2005 and an increase of 15% over the $44.6 million reported in the second quarter of 2006. The 2006 third quarter net income was $39.5 million, or $0.46 per share, which included a one-time gain of $80.1 million, resulting from the recently announced closing of the bank restructuring deal, and depreciation and amortization expenses of $38.2 million. Loss for the third quarter of 2006, excluding the above described one-time gain of $80.1 million, would have been $40.6 million, or ($0.48) per shares, including depreciation and amortization expenses of $38.2 million, as compared with loss for the third quarter of 2005 which was $55.4 million, or ($0.83) per share, including $36.9 million depreciation and amortization expenses.

"We continue to execute on our business plan, as represented by achieving a significant milestone of higher than $50 million in quarterly sales", said Russell Ellwanger, chief executive officer, Tower Semiconductor. "We are encouraged that our business model and diversified customer base has enabled us to guide for continued growth for the fourth quarter of 2006. Building upon the several major agreements signed and announced during the third quarter, we are optimistic about further growth throughout 2007."

BUSINESS OUTLOOK:

Tower expects continued growth in the fourth quarter of 2006 and forecasts sales of $53 to $57 million.

THIRD QUARTER 2006 FINANCIAL RESULTS CONFERENCE CALL AND WEB CAST

Tower will host a conference call to discuss these results on Tuesday, November 7, 2006, at 11:00 a.m. Eastern Daylight Time / 6 p.m. Israel time. To participate, please call: 1-866-527-8676 (U.S. toll-free number) or 972-3-918-0609 (international) and mention ID code: TOWER. Callers in Israel are invited to call locally 03-918-0609. The conference call will also be web cast live at http://www.earnings.com and at www.towersemi.com and will be available thereafter on both websites for replay for 90 days, starting at 2:00 p.m. Eastern Daylight Time on the day of the call.

                                   ----------

As used in this release, the term EBITDA consists of loss, according to GAAP (Generally Accepted Accounting Principles), excluding interest and financing expenses (net), tax and depreciation and amortization expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

                                   ----------

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal & RF-CMOS, and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18 and 0.13-micron, standard and specialized process technologies, and has the current capacity of up to 15,000 200mm wafers per month. Tower's Web site is located at http://www.towersemi.com.

CONTACT:

    Tower Semiconductor
    Ilanit Vudinsky, +972 4 650 6434
    ilanitvu@towersemi.com

SAFE HARBOR

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) the completion of the equipment installation, technology transfer and ramp-up of production in Fab 2, (ii) having sufficient funds to operate the company in the short-term and raising the funds required to implement the current ramp up plan and complete Fab 2, (iii) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results, future average selling price erosion that may be more severe than our expectations, (iv) operating our facilities at satisfactory utilization rates which is critical in order to cover the high level of fixed costs associated with operating a foundry, (v) our ability to satisfy certain of the covenants stipulated in our amended facility agreement, (vi) our ability to capitalize on increases in demand for foundry services, (vii) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab 2 and obtaining the approval of the Israeli Investment Center for a new expansion program, (viii) attracting additional customers, (ix) not receiving orders from our wafer partners, customers and technology providers, (x) failing to maintain and develop our technology processes and services, (xi) competing effectively, (xii) our large amount of debt and our ability to repay our debt on a timely basis, (xiii) achieving acceptable device yields, product performance and delivery times, (xiv) the timely development, internal qualification and customer acceptance of new processes and products and (xv) business interruption due to terror attacks, including the current effect of the military situation, earthquakes, and other acts of God.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent filings on Forms 20-F, F-1, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. Future results may differ materially from those previously reported. We do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                   SEPTEMBER 30,  DECEMBER 31,
                                                                     ---------     ---------
                                                                        2006         2005
                                                                     ---------     ---------
A S S E T S

     CURRENT ASSETS
        CASH AND CASH EQUIVALENTS                                    $  61,746     $   7,337
        DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS            --        31,661
        TRADE ACCOUNTS RECEIVABLE                                       25,636        16,776
        OTHER RECEIVABLES                                               12,807         9,043
        INVENTORIES                                                     38,519        24,376
        OTHER CURRENT ASSETS                                             1,737         1,048
                                                                     ---------     ---------
           TOTAL CURRENT ASSETS                                        140,445        90,241
                                                                     ---------     ---------


     PROPERTY AND EQUIPMENT, NET                                       522,018       510,645
                                                                     ---------     ---------

     OTHER ASSETS, NET                                                  50,748        77,800
                                                                     =========     =========

              TOTAL ASSETS                                           $ 713,211     $ 678,686
                                                                     =========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
        CURRENT MATURITIES OF LONG-TERM DEBT                         $      --     $  21,103
        CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                     6,522         6,453
        TRADE ACCOUNTS PAYABLE                                          59,687        59,741
        OTHER CURRENT LIABILITIES                                       15,354         8,972
                                                                     ---------     ---------
              TOTAL CURRENT LIABILITIES                                 81,563        96,269

     LONG-TERM DEBT                                                    355,138       497,000

     CONVERTIBLE DEBENTURES                                             61,657        19,358

     LONG-TERM LIABILITY IN RESPECT
         OF CUSTOMERS' ADVANCES                                         50,004        59,621

     OTHER LONG-TERM LIABILITIES                                        15,547        11,012
                                                                     ---------     ---------
              TOTAL LIABILITIES                                        563,909       683,260
                                                                     ---------     ---------

     CONVERTIBLE DEBENTURES                                                 --        25,493
                                                                     ---------     ---------

     SHAREHOLDERS' EQUITY (DEFICIT)                                    149,302       (30,067)
                                                                     =========     =========

              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $ 713,211     $ 678,686
                                                                     =========     =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)


                                                                NINE MONTHS ENDED                THREE MONTHS ENDED
                                                                   SEPTEMBER 30,                    SEPTEMBER 30,
                                                            --------------------------        --------------------------
                                                              2006              2005             2006             2005
                                                            ---------        ---------        ---------        ---------
REVENUES
    SALES                                                   $ 131,933        $  62,928        $  51,503        $  20,553
    REVENUES RELATED TO A JOINT DEVELOPMENT AGREEMENT              --            8,000               --               --
                                                            ---------        ---------        ---------        ---------
                                                              131,933           70,928           51,503           20,553

COST OF SALES                                                 194,666          179,598           68,244           57,130
                                                            ---------        ---------        ---------        ---------

      GROSS LOSS                                              (62,733)        (108,670)         (16,741)         (36,577)
                                                            ---------        ---------        ---------        ---------

OPERATING COSTS AND EXPENSES

    RESEARCH AND DEVELOPMENT                                   11,107           12,849            4,179            4,200
    MARKETING, GENERAL AND ADMINISTRATIVE                      18,106           13,481            7,308            4,715
                                                            ---------        ---------        ---------        ---------

                                                               29,213           26,330           11,487            8,915
                                                            =========        =========        =========        =========

      OPERATING LOSS                                          (91,946)        (135,000)         (28,228)         (45,492)

FINANCING EXPENSE, NET                                        (37,957)         (25,428)         (12,382)          (9,900)

GAIN ON DEBT RESTRUCTURING                                     80,071               --           80,071               --

OTHER INCOME, NET                                                 597            2,518                6               42
                                                            ---------        ---------        ---------        ---------

           INCOME (LOSS) FOR THE PERIOD                     $ (49,235)       $(157,910)       $  39,467        $ (55,350)
                                                            =========        =========        =========        =========

BASIC EARNING (LOSS) PER ORDINARY SHARE

     (*) EARNING (LOSS) PER SHARE                           $   (0.63)       $   (2.39)       $    0.46        $   (0.83)
                                                            =========        =========        =========        =========

    INCOME (LOSS) USED TO COMPUTE
      BASIC EARNING (LOSS) PER SHARE                          (49,235)        (157,910)          39,467          (55,350)
                                                            =========        =========        =========        =========

    WEIGHTED AVERAGE NUMBER OF ORDINARY
      SHARES OUTSTANDING - IN THOUSANDS                        78,607           66,190           85,087           66,671
                                                            =========        =========        =========        =========

DILUTED EARNING (LOSS) PER ORDINARY SHARE

     (*) EARNING (LOSS) PER SHARE                           $   (0.63)       $   (2.39)       $    0.30        $   (0.83)
                                                            =========        =========        =========        =========

    INCOME (LOSS) USED TO COMPUTE
      DILUTED EARNING (LOSS) PER SHARE                        (49,235)        (157,910)          41,433          (55,350)
                                                            =========        =========        =========        =========

    WEIGHTED AVERAGE NUMBER OF ORDINARY
      SHARES OUTSTANDING - IN THOUSANDS                        78,607           66,190          139,214           66,671
                                                            =========        =========        =========        =========

(*) BASIC AND DILUTED LOSS PER SHARE IN ACCORDANCE WITH U.S. GAAP FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2006 ARE $1.67 AND $0.52, RESPECTIVELY, AND ARE THE SAME AS THE ISR. GAAP DATA FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2005.